SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934 (Amendment No. 4)*

ZENITH NATIONAL INSURANCE CORP.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)

989390 109
(CUSIP Number)

STANLEY R. ZAX ZENITH NATIONAL INSURANCE CORP. 21255 CALIFA STREET WOODLAND HILLS, CALIFORNIA 91367 818-713-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989390 109

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STANLEY R. ZAX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a)	☐
		(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,248,564

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 1,248,564

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,248,564

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.25%

14.	TYPE OF REPORTING PERSON IN

This Statement constitutes Amendment No. 4 to the Schedule 13D of Stanley R. Zax relating to the Common Stock of Zenith National Insurance Corp., and amends and supplements the Statement on Schedule 13D, originally filed on September 26, 2000 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed on January 24, 2001, Amendment No. 2, filed on March 1, 2001, and Amendment No. 3, filed on October 10, 2002. Mr. Zax is hereinafter referred to as the “Reporting Person.” Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

The disclosure in Item 4 is hereby amended and restated in its entirety as follows:

All shares of Common Stock owned by the Reporting Person are held for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 1,248,564 shares of Common Stock, representing 6.25% of the shares outstanding as of March 4, 2004. The number of shares includes 1,030 shares held by the Reporting Person as custodian for his adult children and 1,000,000 shares as to which options are currently exercisable.

On March 4, 2004 the Reporting Person resigned as co-trustee of the Harvey L. and Lillian Silbert 1992 Family Trust (the “Silbert Trust”) and no longer has beneficial ownership of the 866,000 shares of Common Stock held by the Silbert Trust.

As of January 1, 2003, the Reporting Person no longer acted as co-trustee of each of the Morris Blank Living Trust, the Steven Ross Trust and the Gloria Ross Trust, and no longer has beneficial ownership of the shares of Common Stock held by such trusts.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,248,564 shares.

(c) Not applicable.

(d) Not applicable

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure in Item 6 is hereby amended and restated in its entirety as follows:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 16, 2004

/s/ Stanley R. Zax

Stanley R. Zax